Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dermal Photonics Corporation
100 Corporate Place, Ste 303
Peabody, MA 01960
www.niraskin.com

Up to $106,999.58 in Common Stock at $1.06
Minimum Target Amount: $9,998.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dermal Photonics Corporation
Address: 100 Corporate Place, Ste 303, Peabody, MA 01960
State of Incorporation: DE
Date Incorporated: October 18, 2012

Terms:

Equity

Offering Minimum: $9,998.98 | 9,433 shares of Common Stock
Offering Maximum: $106,999.58 | 100,943 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.06
Minimum Investment Amount (per investor): $246.56

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-Based Perks*:

Super Early Bird:

Invest $500+ within 48 hours and receive $500 worth of product. Includes a NIRA laser + 2 Hyaluronic Acid Advanced Serums (4 months of serum)

This bonus supercedes perks/bonuses associated with investments under $10,000

Early Bird:

Invest $500+ within the first 7 days and receive $450 worth of product. Includes a NIRA laser + 1 Hyaluronic Acid Advanced Serum (2 months of serum)

This bonus supercedes perks/bonuses associated with investments under $10,000

Amount Based Perks*:

For the amounts invested below, you will recieve the associated bonus.

Invest $500+

Receive a 35% discount coupon for NIRA Skincare Laser & Serum bundle ($157 retail value)

Invest $1,000+

Receive a 50% discount coupon for NIRA Skincare Laser & Serum bundle ($225 retail value)

Invest $2,500+

Recieve a free NIRA Skincare Laser & Serum bundle ($450 retail value)

Invest $10,000+

Recieve a NIRA Skincare Laser autographed by inventor and company founder

All perks occur after the offering is completed.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Dermal Photonics is committed to improve the health and beauty of your skin. We believe everyone should have access to professional-level skincare at home and at an affordable price. NIRA brings you the same technology used by dermatologists, with an easy-to-use program that is enjoyable to use and guarantees results. NIRA uses the science of light interacting with your skin biology to deliver natural and lasting results.

Dermal Photonics Corporation, the maker of NIRA, is a health and wellness company bringing professional skincare to the home market by using the latest science to create proven, effective anti-aging and skincare products.

In 2003, our founder, David Bean, created the core semiconductor laser diode technology used in professional medical systems costing $50,000 to over $100,000. Mr. Bean's first company, SemiNex Corporation, still provides laser diodes used by medical professionals around the world. Dermal Photonics was established to apply the latest semiconductor laser technologies direct to the home market. By harnessing innovations in both microprocessor and semiconductor laser technologies, Dermal Photonics now makes professional technology affordable, simple and enjoyable to use at home.

Dermal Photonics Corporation is located in Peabody, Massachusetts, USA where all Dermal Photonics products are designed, assembled and manufactured. Dermal Photonics is committed to the highest levels of product quality and customer service.

All high-value component parts of the NIRA Skincare Laser are designed and produced in the USA including the microprocessor, laser diode, and laser engine. Product assembly, programming, and testing are all done 100% in the USA. Dermal Photonics uses the same laser diodes from SemiNex Corporation in its laser engine that SemiNex sells to professional dermatologists. This means that SemiNex supplies the laser diodes that go into the NIRA skincare laser system. It is a simple vendor-supplier

relationship between SemiNex and Dermal Photonics. David Bean runs both companies, so the board of directors of SemiNex sets the pricing of product between the companies. Dermal Photonics also may use other 3rd party laser diodes as it sees fit.

Competitors and Industry

Several companies have launched home lasers for wrinkles, acne and hair removal including Philips, Tria Beauty, Palomar, and Iluminage. These companies used fractional laser treatment approaches which cause pain and redness to the user and are expensive to build into a home device. This approach made for a poor user experience and was not successful in the marketplace causing all but one of the companies to discontinue their product.

The Dermal Photonics Laser solves these problems with its patented P3 laser technology that achieves excellent results while avoiding the pain, redness and high product costs. Dermal Photonics is revolutionizing the industry with innovative technology with best-in-class results at an affordable price with a device that not only avoids the side effects, but is easy and enjoyable to use.

Current Stage and Roadmap

The current NIRA Skincare Laser is FDA Cleared and available for sales. Mass-market sales started September 23, 2019. The current Dermal Photonics device reduces fine lines and wrinkles around the eyes and renews the skin from the inside out. In addition, Dermal Photonics has several follow-on products in the pipeline. Specifically, Dermal Photonics is developing a full-face laser device that can quickly and effectively treat acne. This could totally change the $5 billion US acne market and find further success worldwide where acne is becoming a more prevelant problem as diets change, especially in Asia (https://www.ptcommunity.com/wire/global-512-bn-acne-treatment-market-opportunities-and-forecast-2024). Dermal Photonics also has a full-face wrinkle laser in development with a much larger spot size that will allow treatment of the full face and possible the next in just a few minutes. Other proprietary skin treatments are under evaluation to address broader skin concerns for follow-on products. Dermal Photonics aims to revolutionize skin treatment at home with affordable and effective laser technology for most skin ailments and concerns. The full-face acne and wrinkle lasers that are in development are planned for commercial launch within 1 to 2 years depending on regulatory approvals which vary by geography.

The Team

Officers and Directors

Name: David Bean

David Bean's current primary role is with SemiNex Corp. David Bean currently services 25 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: October 20, 2012 - Present
  Responsibilities: Company Management in all areas. Manage monthly board meetings, update the board and take their advice and direction. No compensation is provided for this role; Mr. Bean has not taken any compensation from the company.

Other business experience in the past three years:

- **Employer:** SemiNex Corp
  Title: President & CEO
  Dates of Service: April 12, 2003 - Present
  Responsibilities: Company Management

Name: Petter Etholm

Petter Etholm's current primary role is with AFC Urgent Care Chelmsford. Petter Etholm currently services Time varies depending on what is needed. At minimum, he participated in monthly board meetings. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Attend monthly board meetings and advise the company. No compensation is provided for this role.

Other business experience in the past three years:

- **Employer:** AFC Urgent Care Chelmsford
  Title: President
  Dates of Service: January 01, 2016 - Present
  Responsibilities: General Management

Name: Curtis Ersing

Curtis Ersing's current primary role is with Beacon Family Medical. Curtis Ersing currently services Varies depending on need. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 03, 2016 - Present

Responsibilities: Attend monthly board meetings and advise the company. No compensation is provided for this role.

Other business experience in the past three years:

- **Employer:** Beacon Family Medical
  Title: Physician
  Dates of Service: June 12, 1995 - Present
  Responsibilities: Doctor on staff

Name: Dan Pulver

Dan Pulver's current primary role is with MIT Lincoln Lab. Dan Pulver currently services Varies depending on the need. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 03, 2016 - Present
  Responsibilities: Attend monthly board meetings and advise the company. No compensation is provided for this role.

Other business experience in the past three years:

- **Employer:** MIT Lincoln Lab
  Title: Microelectronics Lab Manager
  Dates of Service: March 01, 2014 - Present
  Responsibilities: Managing the microelectornics lab.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current product uses one type of laser engine component supplied by SemiNex Corporation, a separate company which is manage by the current president of Dermal Photonics Corporation, David Bean. Mr. Bean also has a substantial financial stake in SemiNex Corporation. Our supply of product leading to revenues are therefore dependent upon the market for this laser engine. It is possible, but would likely take some time to develop another source for this laser engine component.

We may never have an operational product or service

It is possible that next-generation product under development may never be an operational product and that the product may never be used to engage in transactions or generate revenue. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights

The stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products are planned to be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other alternative technologies that meet or claim to meet the same benefits as provided by the company's products. Our business growth depends on the market interest in the Company over these market alternatives.

We are an early stage company and have not yet generated any profits

Dermal Photonics Corporation was formed on 10/18/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Dermal Photonics Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the NIRA Skincare Laser is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 12 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business for our apps and shared internal files, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on NIRA Skin or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on NIRA Skin could harm our reputation and materially negatively impact our financial condition and business.

President & CEO Splits Time Between Multiple Jobs

David Bean, the President and CEO of company, also serves as President and CEO of SemiNex Corporation. This means Mr. Bean splits his time between positions at SemiNex and the company. Mr. Bean typically works many more hours than a typical 40-hour week to minimize the possible impact on either company, however, there is risk that Mr. Bean may not have sufficient time to dedicate to company to be fully effective in his position. Mr. Bean spends approximately 40% of his work week (including extended-hours beyond the typical 40-hour work times) to company.

Competition and Pricing
A decrease or increase in the price of a single component may cause volatility in the entire industry and may affect the company and other competitors differently such that it puts Dermal Photonics Corporation at a clear disadvantage. This could negatively impact the company in a significant way.

Pricing Changes
An decrease or increase in the price of a single component may cause volatility in the entire industry and may affect the company and competitors differently such that it puts NIRA Skin (Dermal Photonics Corporation) at a clear disadvantage. This could negatively impact the company in a significant way.

Liquidation preferences require debt and preferred stockholders to be paid before common stockholders
Debt payments have priority for payment before any payments to stockholders. Preferred stockholders will be paid before common stockholders. This means that any payouts must first cover minimum obligations to debt and preferred stockholders before payouts to common stockholders which include investors in this offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Bean, Trustee Bean Family Trust	3,608,909	Common Stock	26.0
Jon Moser (owns 31.3% of Series B Preferred outstanding)	1,625,005	Series B Preferred Stock	31.3

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Series B Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,943 of Common Stock.

Common Stock

The amount of security authorized is 18,000,000 with a total of 7,061,316 outstanding.

Voting Rights

1 vote per share. Majority appoints up to 3 board members.

Material Rights

The 7,061,316 currently listed as outstanding includes 970,409 stock options which are currently granted.

An additional reserve pool of 1,213,682 shares are available for future stock option grants. These options are not included in the amount listed as currently oustanding.

Series A Preferred Stock

The amount of security authorized is 1,609,044 with a total of 1,609,044 outstanding.

Voting Rights

One vote for each share of common into which each share of preferred would be converted into. Majority of the combined Series A Preferred Stock and Series B Preferred Stock votes to elect 2 members to the company board of directors. The Series A Preferred also vote to approve any subsequent sale of capital stock.

Material Rights

No warrants were issued as part of this stock class.

Dividend provision - There is no dividend provision for this stock class.

Liquidation preference - this class of stock gets one time liquidation preference.

Conversion rights - The stockholder may convert their shares to common stock at any time on a one-to-one basis.

Protective Provisions - This class is provided information rights on the financial status of the company and votes to approve terms of subsequent funding rounds and has first rights to participate in future funding rounds. So long as 100,000 shares of preferred stock of this class are outstanding, the company may not take certain actions without the approval of a majority vote of holders of this class.

See Exhibit F for additional information.

Series B Preferred Stock

The amount of security authorized is 4,335,020 with a total of 5,191,461 outstanding.

Voting Rights

One vote for each share of common into which each share of preferred would be converted into. Majority of the combined Series B Preferred Stock and Series A Preferred Stock votes to elect 2 members to the company board of directors. The Series B Preferred also vote to approve any subsequent sale of capital stock.

Material Rights

The 5,191,461 currently listed as outstanding includes 972,509 in unexercised warrants. There are currently only 4,335,020 shares of Series B Preferred Stock authorized. Additional shares may need to be authorized prior to these warrarnts being exercised.

Dividend provision - There is no dividend provision for this stock class.

Liquidation preference - this class of stock gets one time liquidation preference.

Conversion rights - The stockholder may convert their shares to common stock at any time on a one-to-one basis.

Protective Provisions - This class is provided information rights on the financial status of the company and votes to approve terms of subsequent funding rounds and has first rights to participate in future funding rounds. So long as 100,000 shares of preferred stock of this class are outstanding, the company may not take certain actions without the approval of a majority vote of holders of this class.

See Exhibit F for additional information.

What it means to be a minority holder

As a minority holder of stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series B2-3
  Type of security sold: Equity

Final amount sold: $215,002.00
Number of Securities Sold: 767,864
Use of proceeds: 767,864 shares includes 383,932 in warrants. Funds used for administration, marketing, working capital.
Date: May 24, 2017
Offering exemption relied upon: 506(b)

- Name: Series B3
Type of security sold: Equity
Final amount sold: $235,002.00
Number of Securities Sold: 419,646
Use of proceeds: Administration, marketing, and working capital.
Date: December 31, 2017
Offering exemption relied upon: 506(b)

- Name: Series B4a
Type of security sold: Equity
Final amount sold: $393,002.00
Number of Securities Sold: 701,789
Use of proceeds: Administration, marketing, and working capital.
Date: September 30, 2019
Offering exemption relied upon: 506(b)

- Name: Series B4b
Type of security sold: Equity
Final amount sold: $195,002.00
Number of Securities Sold: 348,217
Use of proceeds: Administration, marketing, and working capital.
Date: September 30, 2019
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company's revenues went from $398 in 2016 to $25,475 in 2017 and down to $2,388 in 2018. The decrease of revenues from 2017 to 2018 was due to the company's focusing on a pilot run marketing sample and spending the last year redesigning the device for low cost, best reliability, and scalable manufacturing. Cost of goods sold went up from $1,112 in 2016 to $2,233 in 2017 to $56,845 in 2018. The drastic increase in cost of good sold in 2018 was related to an increase in manufacturing cost caused by the pilot run marketing samples. We just went into significant production in April of 2019 with this new design and we are confident that we will generate more sales as we've gained steam from the marketing samples.

The company is on a positive path with gross revenues as of September 30, 2019 in the amount of $190,783. We have several competitive advantages over our competitors like:

Our excellent clinical performance - our laser is proven and FDA cleared to reduce fine lines and wrinkles without causing pain or redness.

Low manufacturing costs - this drives high margins to sustain the company and allow discounting or high-cost retailer margins where needed.

Competing topicals do not penetrate the epidermis and therefore do not drive real changes in the dermal layers of the skin. The NIRA laser does this and can address fine lines and wrinkles where topicals cannot.

Historical results and cash flows:

The company's cash balance went up from 13,963 in 2017 to $726,049 in 2019 due to the company receiving a term loan in the amount of $500,000 and a revolving credit line loan for working capital in the amount of $250,000. Though the company incurred a loss of $335,730 in 2018, it had a positive working capital in the amount of $678,606 in 2018.

Management is hopeful and confident that the company will perform better in the future as the company has several opportunities it is exploring to expand and increase our sales. We launched into the mass-market on September 23, 2019 with a company expose done by ABC News Affiliate WCVB Boston (see website for details). This is followed by much public relations, digital marketing, Dermal Photonics affiliates & bloggers, paid advertising and more. We currently have online distributors in Europe (CurrentBody) and Hong Kong (which also sells cross border to China) and will be adding online distributors in many more geographies. We sell directly online in the USA and through MyLaserStore. We plan to add Amazon and others. Most importantly, we find the NIRA laser sells well when it is demonstrated by a credible channel where the customer can be educated. Given this, we launched initiatives to sell through home shopping channels last week. We sold over 500 units through Ideal World home shopping in the UK last week and are scheduled for follow-on showings Dec 19-22 and later in January. We are scheduled to sell via QVC home shopping channel in the USA starting in February 2020; this is expected to significantly increase sales volumes due to the size and reach of QVC in the USA and the product's proven performance at Ideal World home shopping. Home shopping in Germany has expressed interest and we intend to close deals to sell through home shopping in Germany, Italy and other countries soon. In addition, we have launched webinars explaining our product and driving direct sales and have plans to create and implement TV commercials as early as January 2020. These new advertising venues for us allow the product to be explained and demonstrated which is proving to be successful in the marketplace and may lead to tremendous sales volumes into 2020 and beyond.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company has $267,700 in cash as of November 30, 2019 plus a $250,000 line of credit with Boston Private Bank having about $50,000 available to draw on this line. The company also carries an AMEX credit card that has a no defined credit limit and is paid off at the end of each month. There are no outstanding balances

The company also received a term loan from Boston Private Bank & Trust Company in the amount of $500,000 and a revolving line of credit with Boston Private Bank and Trust as well in the amount of $250,000 for working capital.

The company's founder's David Bean also loans the company's money when necessary from time to time and has loaned the company $130,000 as of September 30, 2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company is building product inventory and selling product at reasonable gross profit through various channels including direct online sales, home shopping TV sales, and through distributors in Europe and Hong Kong/China. These sales provide cash flow for operations and overhead. The additional resources are generally expected to be used as follows:

Use of StartEngine Raise Funds for $107k raise:

Marketing 25% - $26,750

Working capital 13% - $13,910

Production development / R&D 10% - $10,700

Operations 20% - $21,400

Inventory 25% - $26,750

StartEngine Fee at 7% - $7,490

Use of StartEngine Raise Funds for $1,070,00 raise:

Marketing 25% - $267,500

Working capital 13% - $139,100

Production development / R&D 10% - $107,000

Operations 20% - $214,000

Inventory 25% - $267,500

StartEngine Fee at 7% - $74,900

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

There are many factors that drive viability including the level of ongoing sales, pricing and margins of ongoing sales, the success of other fundraising efforts as mentioned above and more. Thus, if all the other efforts fail to produce enough resources to support the company, this fund raising effort may be critical to the ongoing success of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

According to the company's 5-year model, the capital raise will bring ongoing profitability. This model has many assumptions built into it including unit sales, pricing, cost, overhead and more. There are many risk factors in this model as stated above.

How long will you be able to operate the company if you raise your maximum funding goal?

As shown in the 5 year financial model, this capital raise could bring the company to ongoing profitability. Having said this, there are many risk factors which if born out negatively could mean that the company may need to raise further capital to support ongoing operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

There are no committed sources of capital at this time for future funding. We are offering stock through StartEngine.com to raise up to $1,070,000 once you finish your full audit. The company may also raise funds through a parallel or subsequent Series C preferred stock offering, but this is not definitive at this time.

Indebtedness

- **Creditor:** Boston Private Bank & Trust Company
  Amount Owed: $500,000.00
  Interest Rate: 6.16%
  Maturity Date: June 07, 2022

- **Creditor:** Boston Private Bank & Trust Company
  Amount Owed: $250,000.00
  Interest Rate: 6.16%
  Maturity Date: June 07, 2022

- **Creditor:** David Bean
  Amount Owed: $50,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 0001
  On October 15, 2018, the company signed a loan agreement with one of its officers and founder David Bean in the amount of $50,000. The loan carries an interest rate of 5% per year and matures at any time after 6 months.

- **Creditor:** David Bean
  Amount Owed: $30,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 0001
  On July 25, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5% per year and matures at any time after 6 months.

- **Creditor:** David Bean
  Amount Owed: $20,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 0001
  On August 13, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $20,000. The loan carries an interest rate of 5% per year and matures at any time after 6 months.

- **Creditor:** David Bean
  Amount Owed: $30,000.00

Interest Rate: 5.0%
Maturity Date: January 01, 0001
On September 20, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

Related Party Transactions

- **Name of Entity:** SemiNex Corporation
  Names of 20% owners: David Bean
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: On September 12, 2018, the company entered agreement with SemiNex Corporation, also founded by David Bean to use SemiNex Corporation excess capacity in office, lab, and production facilities. The company pays SemiNex Corporation 50% of the SemiNex Corporation lease agreement per the formal lease agreement with landlord per month. Rent expense in the amount of $3,639 was paid to SemiNex Corporation as of December 31, 2018.
  Material Terms: On September 12, 2018, the company entered agreement with SemiNex Corporation, also founded by David Bean to use SemiNex Corporation excess capacity in office, lab, and production facilities. The company pays SemiNex Corporation 50% of the SemiNex Corporation lease agreement per the formal lease agreement with landlord per month. Rent expense in the amount of $3,639 was paid to SemiNex Corporation as of December 31, 2018.

- **Name of Entity:** David Bean
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On March1, 2017, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $10,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.
  Material Terms: On March1, 2017, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $10,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

- **Name of Entity:** David Bean
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On October 15, 2018, the company signed a loan agreement with one of its officers and founder David Bean in the amount of $50,000. The loan carries an interest rate of 5% per year and matures at any time after 6 months.
  Material Terms: On October 15, 2018, the company signed a loan agreement with one of its officers and founder David Bean in the amount of $50,000. The loan carries an interest rate of 5% per year and matures at any time after 6

months.

- **Name of Entity:** David Bean
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On July 25, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.
  Material Terms: On July 25, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

- **Name of Entity:** David Bean
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On August 13, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $20,000. The loan carries an interest rate of 5% per year and matures at any time after 6 months.
  Material Terms: On August 13, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $20,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

- **Name of Entity:** David Bean
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On September 20, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.
  Material Terms: On September 20, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

Valuation

Pre-Money Valuation: $15,980,035.30

Valuation Details:

Comparable companies at our stage or a few years further along have sold to large consumer brand companies for between $100 million to $450 million. L'Oreal purchased the maker of Clarisonic products (Pacific Bioscience Laboratories Inc.) for $450 million in 2011. More recently, Johnson & Johnson purchased the maker of IlluMask (La Lumiere) in 2015 for approximately $150 million.

The company has low technical risk in that its product is FDA Cleared with proven efficacy and safety. Further the company is in volume production and sales with good initial results. We discounted the valuation based on the fact that the Company just launched its product within the last few months and that the raise is relatively small and not an exit valuation.

The valuation is calculated on a fully diluted basis, including 1,213,682 options reserved for the stock options pool which have not yet been granted. The Company set its valuation without a formal-third party independent valuation

Use of Proceeds

If we raise the Target Offering Amount of $9,998.98 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Development and testing of media and advertising messaging to promote and sell the NIRA Skincare Laser and Serum. This will likely include many forms of media including online, radio, TV, and paid promotional spots.

If we raise the over allotment amount of $106,999.58, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  28.5%
  Development and testing of media and advertising messaging to promote and sell the NIRA Skincare Laser and Serum. This will likely include many forms of media including online, radio, TV, and paid promotional spots.

- *Research & Development*
  10.0%
  Development of the next-generation laser for full-face treatment of wrinkles, plus a product variant for full-face acne treatment. The spot size of the laser will be over 10-times the area of the current device.

- *Inventory*
  25.0%
  Inventory of components and finished product will be staged for quick order fulfillment as the company sales grow.

- *Working Capital*
  13.0%

This covers the costs between account receivables from distributors and the cost of product sold. It allows us to stock our distributors for timely sales.

- *Operations*
20.0%
Ongoing operations including hiring and training of skilled worker to support increased sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.niraskin.com (niraskin.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nira-skin

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dermal Photonics Corporation

[See attached]

I, David Bean, the President (Principal Executive Officers) of Dermal Photonics Corporation Inc., hereby certify that the financial statements of Dermal Photonics Corporation Inc. and notes thereto for the periods ending December 31, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $(54,457); taxable income of $(321,750) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 13, 2019 (Date of Execution).

_____ (Signature)

President

__12/13/2019__ (Date)

DERMAL PHOTONICS CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018 AND 2017

DERMAL PHOTONICS CORPORATION
Index to Financial Statements
(unaudited)

DERMAL PHOTONICS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	726,049	13,963
Account Receivable	-	-
Inventory	132,886	47,175
Other Current Assets	548	-
Prepaid Expenses	37,782	-
Total Current Assets	897,265	61,137
Fixed Assets		
Property, Plant and Equipment, net	3,031	11,559
Other Assets, net	271,680	220,974
Total Non Current Assets	274,711	232,533
TOTAL ASSETS	$ 1,171,976	$ 293,670
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	167,215	95,165
Credit Cards	1,404	234
Other Current Liabilities	50,040	24,229
Total Current Liabilities	218,659	119,627
Non-Current Liabilities		
Term Loan	500,000	-
Total Non-Current Liabilities	500,000	-
Total Liabilities	718,659	119,627
Equity		
Common Stock, $0.0001 par value, 18,000,000 shares authorized, 6,090,909 issued and outstanding as of December 31, 2018 and 2017	609	609
Preferred Stock, $0.0001 par value, 5,251,203 shares authorized, 4,867,276 issued and outstanding as of December 31, 2018 and 2017	487	487
Additional Paid In Capital	2,690,158	2,075,155
Retained Earnings	(1,902,207)	(1,664,812)
Net Income	(335,730)	(237,396)
Total Equity	453,317	174,043
TOTAL LIABILITIES & EQUITY	$ 1,171,976	$ 293,670

DERMAL PHOTONICS CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 2,388	$ 25,475
Cost of Goods Sold	56,845	2,233
Gross Margin	(54,457)	23,243
Expenses		
Advertising and Marketing	36,781	3,333
General and Administrative Expenses	52,052	87,115
Research and Development	153,496	136,111
Total Expense	242,329	226,559
Operating Income/(Loss)	(296,787)	(203,316)
Depreciation	(8,528)	(8,528)
Amortization	(29,296)	(25,552)
Non Operating Expenses		
Interest Expense	(1,118)	-
Other (Loss)/Income	-	-
Total Other Income (Expense)	(38,943)	(237,396)
Deferred Income Taxes	-	-
Net income/(Loss)	$ (335,730)	$ (237,396)

DERMAL PHOTONICS CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

| | Common stock | | Preferred stock | | Additional Paid-in Capital | Accumulated Earnings | Total Stockholders' Equity |
	Shares	Amount	Shares	Amount			
December 31, 2016	6,090,909	$ 609	4,867,276	$ 487	$ 1,860,243	$ (1,664,812)	$ (1,663,716)
Contribution	-	-	-	-	214,911	-	214,911
Distribution	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(237,396)	(237,396)
Balance at December 31, 2017	6,090,909	609	4,867,276	487	2,075,155	(1,902,207)	174,043
Contribution	-	-	-	-	615,003	-	615,003
Distribution	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(335,730)	(335,730)
Balance at December 31, 2018	**6,090,909**	**$ 609**	**4,867,276**	**$ 487**	**$ 2,690,158**	**$ (2,237,937)**	**$ 453,317**

6

DERMAL PHOTONICS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (335,730)	$ (237,396)
Depreciation	8,528	8,528
Amortization	29,296	25,552
Total Adjustments to reconcile Net Cash Provided		
By Operations:		
Account Receivables	-	4,750
Inventory	(85,711)	-
Other Current Assets	(548)	-
Prepaid Expenses	(37,782)	-
Account Payables	72,050	(22,675)
Credit Cards	1,170	192
Other Current Liabilities	25,811	17,245
Net Cash Provided By Operating Activities:	**(322,914)**	**(203,804)**
Cash flows from Investing Activities		
Property and equipment	-	-
Other Assets	(80,002)	(37,319)
Net Cash used in investing activities	**(80,002)**	**(37,319)**
Cash flows from Financing activities		
Proceeds from Term Loan	500,000	-
Issuance of preferred shares	615,003	215,001
Net cash received from financing activities	**1,115,003**	**215,001**
Net (decrease) increase in cash and cash equivalents	712,087	(26,122)
Cash and cash equivalents at beginning of period	13,963	40,084
Cash and cash equivalents at end of period	**$ 726,049**	**$ 13,962**

NOTE 1 – NATURE OF OPERATIONS

Dermal Photonics Corporation was formed on October 18, 2012 ("Inception") in the State of Delaware. The financial statements of Dermal Photonics Corporation. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Peabody, Massachusetts.

Dermal Photonics Corporation, the maker of NIRA, is a health and wellness company bringing professional skincare to the home market by using the latest science to create proven, effective anti-aging and skincare products. Dermal Photonics was established to apply the latest semiconductor laser technologies direct to the home market. By harnessing innovations in both microprocessor and semiconductor laser technologies, NIRA now makes professional technology affordable, simple and enjoyable to use at home.

All high-value component parts of the NIRA Skincare Laser are designed and produced in the USA including the microprocessor, laser diode, and laser engine. Product assembly, programming, and testing are all done 100% in the USA.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and MA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Term Loan

On December 7, 2018, the company entered a loan agreement with Boston Private Bank & Trust Company in the amount of $500,000. The loan has a fixed rate of 6.160% and matures on June 7, 2022. As of December 31, 2018, the outstanding balance of the loan is in the amount of $500,000 and no interest has accrued.

Revolving Line of Credit Loan

On December 7, 2018, the company entered a revolving line of credit loan agreement with Boston Private Bank & Trust Company in the amount of $250,000 to finance inventory and receivables. The loan has a fixed rate of 6.160% and matures on June 7, 2022. The company did not use this loan for working capital in 2018, therefore there was no outstanding balance as of December 31, 2018.

On October 15, 2018, the company signed a loan agreement with one of its officers and founder David Bean in the amount of $50,000. The loan carries an interest rate 5%per year and matures at any time after 6 months.

As of December 31, 2018, the loan had an outstanding balance of $50,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On September 12, 2018, the company entered an agreement with Seminex Corporation, also founded by David Bean to use SemiNex Corporation excess capacity in office, lab, and production facilities. The company pays SemiNex Corporation 50% of the SemiNex lease agreement per the formal lease agreement with landlord per month.

SemiNex has a 3 years lease agreement with Corporate Reality Trust. The monthly rent is as follows:

Basic Rent Period	Montly Rent
9/14/18-9/30/18	$1,098.62
10/1/18-2/28/19	$2,059.92
3/1/19-2/28/20	$2,114.12
3/1/20-2/28/21	$2,168.33
3/1/21-8/31/21	$2,222.54
9/1/21-9/13/21	$963.10

As of December 31, 2018, the company had $8,420 in rent expense out of $3,639 was paid to SemiNex Corporation.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 18,000,000 shares of our common stock with $0.0001 par value. As of December 31, 2018, the company issued 6,090,009 shares of our common stock for a value of $609.

Preferred Stock

We have authorized the issuance of 5,944,064 shares of our preferred stock with $0.0001 par value. As of December 31, 2018, there are 4,867,276 shares of our preferred stock issued and outstanding for a value of $487.

NOTE 6 – RELATED PARTY TRANSACTIONS

On September 12, 2018, the company entered agreement with SemiNex Corporation, also founded by David Bean to use SemiNex Corporation excess capacity in office, lab, and production facilities. The company pays SemiNex Corporation 50% of the SemiNex Corporation lease agreement per the formal lease agreement with landlord per month as noted in note 4. Rent expense in the amount of $3,639 was paid to SemiNex Corporation as of December 31, 2018.

On October 15, 2018, the company entered a loan agreement with one of its officers and founder David Bean in the amount of $50,000. The loan carries an interest rate 5%per year and matures at any time after 6 months.

On July 25, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

On August 13, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $20,000. The loan carries an interest rate 5%per year and matures at any time after 6 months.

On September 20, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through December 9, 2019 the issuance date of these financial statements.

On July 25, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

On August 13, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $20,000. The loan carries an interest rate 5%per year and matures at any time after 6 months.

On September 20, 2019, the company entered another loan agreement with one of its officers and founder David Bean in the amount of $30,000. The loan carries an interest rate of 5%per year and matures at any time after 6 months.

On November 12, 2019, the company amended its articles of incorporation for the third time to authorize the issuance of 23,944,064 shares. The total number of shares of common stock authorized to be issued is 18,000,000, par value $0.0001 per share. The total number of shares of preferred stock authorized to be issued is 5,944,064, par value $0.0001 per share, of which 1,609,044 shares are designated as "Series A Preferred Stock" and 4,335,020 are designated "Series B Preferred Stock"

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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NIRA Skin
Dermatology at Home



◎ **Website**   📍 Peabody, MA

CONSUMER PRODUCTS   HEALTH TECH

$301.04 raised ⓘ

1	**73**
Investor	Days Left
$1.06	**$16**M
Price per Share	Valuation
Equity	**$246.56**
Offering Type	Min. Investment

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Dermal Photonics' affordable skincare laser noticeably reduces fine lines and wrinkles around the eyes with only 1-2 minutes of daily usage, all in the comfort of your own home. Dermal Photonics' system is the first of its kind, delivering dramatic and lasting improvements by stimulating natural collagen production to renew skin without causing pain or redness. Dermal Photonics is FDA Cleared with proven safety and efficacy based on clinical studies that were reviewed and cleared by the US government.

Overview   Team   Terms   Updates   Comments    Follow

Reasons to Invest

- Great Product - Our FDA cleared technology delivers dramatic and lasting wrinkle reduction without side effects and is protected by over 10 patents

- Experienced Team - Company founder is a seasoned entrepreneur who developed successful laser technologies for professional medical, surgical, military, and telecom systems

- Large Market - The $100B skincare market is ripe for disruption and with strong indicators from our clinical study, we are in a great position to become a market leader

"Naturally renew your skin at home with the same laser technology as dermatologists."

Dermal Photonics' products are clinically proven to reduce wrinkles and fine lines around the eyes and provide lasting results without the negative side effects often associated with laser skincare technology.



THE PROBLEM

Skin problems are expensive and often challenging to fix

Most home skin care lasers on the market cost $500 or more (such as Tria Beauty, Iluminage Laser, ReAura Laser, Palovia, and more) and cause pain and redness. Many LED systems are not even FDA approved or proven to deliver lasting results. Similar products for wrinkle reduction like microcurrent devices require users to apply an uncomfortable sticky cream in order to be effective. The anti-aging market is still dominated by topical creams and serums which do not penetrate deep into the dermal skin layers like the laser and therefore do not provide true long term effects.   [Market References: www.grandviewresearch.com/industry-analysis/skin-care-products-market]

WE KNOW OTHER'S "SOLUTIONS" TO WRINKLES ARE PROBLEMATIC


EXPENSIVE
PAIN & REDNESS
MINIMAL RESULTS

THE SOLUTION

Safe and effective advanced anti-aging technology at a low cost

Dermal Photonics' first product, the NIRA skincare laser, is clinically proven to significantly reduce fine lines and wrinkles within 2-3 months, with daily treatments of just 1-2 minute! Key results from the clinical study are as follows:

- 99% of users found the NIRA Laser easy to use
- 87% of Users enjoyed the treatment
- 89% of Users added the treatment to their daily routine
- 93% of Users felt the results of treatment met or exceeded their expectations

[Based on company's clinical results as submitted to the FDA for all percentages above and in chart]


83%
SEE IMPROVEMENTS IN SKIN
69%
SEE 1 FULL WRINKLE SCORE REDUCTION IN 3 MONTHS
85%
MAINTAIN WRINKLE IMPROVEMENT FOR 3+ MONTHS

NIRA
WORKS



Our next products to hit the market are planned to be an acne laser and a full-face skin renewing laser. See preliminary acne results below. Later, the company plans to launch laser products to gently treat other skin concerns such as psoriasis, age spots, warts, mollescum, and foot fungus, all without painful or negative side effects.



THE MARKET

Demand for a solution is at an all-time high

The worldwide market for anti-aging products (both devices and topicals) is about $40 billion and the worldwide market for acne products is about $8 billion.

$48 billion and the worldwide market for acne products is about $8 billion. Dermal Photonics' laser products will fully address both markets and we plan to launch complementary topical products to be used together with the lasers, allowing the company to generate recurring revenue. [Market References: www.grandviewresearch.com/industry-analysis/skin-care-products-market , www.alliedmarketresearch.com/acne-medication-market]



$110B
WORLDWIDE
ANTI-AGING MARKET

$7-20B
WORLDWIDE
ACNE MARKET



At-Home Beauty Device's Sales by Region, 2013-2018

ASIA — NORTH AMERICA — EUROPE — TOTAL

CAGR

+13.2% TOTAL

+21.6% ASIA: China, Japan, and South Korea

+2.8% NORTH AMERICA: United States

+12.3% EUROPE: Eastern Europe, France, Germany, Italy, Spain, the Netherlands, and United Kingdom

OUR TRACTION

The media loves Dermal Photonics!

Our product has been featured in Star magazine and Life & Style Weekly, as well as on ABC Boston News affiliate WCVB, ABC Chicago affiliate Windy City Live, and Coffee with America. Ideal World home shopping network featured Dermal Photonics in the United Kingdom and sold out of product within its first airing and subsequently ordered 200% additional stock to cover the remaining shows for the week. QVC in the USA will begin airing live shows for Dermal Photonics in

Q1 2020.


NIRA
CUTTING EDGE
Sandra
JUST MARRIED!
Inside Her Backyard
Mother's Day
AS SEEN IN
AS SEEN IN
Mother's Day
DIVORCING &
WASTING
AWAY!
FDA APPROVED
IN 2017
MASS MARKET COMMERCIAL LAUNCH
IN SPETEMBER OF 2019
VOLUME PRODUCTION
IN MARCH OF 2019

Dermal Photonics' skincare laser for fine lines and wrinkles was FDA approved in 2017. Since then, we optimized the design and production to make our product as reliable, high quality and cost effective as possible. In March of 2019, we began volume production followed by our mass-market commercial launch in September of 2019.


NIRA
NIRA
NIRA
NIRA
NIRA

WHAT WE DO

Technology engineered to be gentle and effective for all skin-types

The Dermal Photonics laser uses patented P3 technology to reduce wrinkles and fine lines by gently heating the cells in your skin's dermis layer. The light from the laser causes the cells to release proteins which signals the body to rejuvenate

and renew the dermal area.

Dermal Photonics further developed a nature Hyaluronic Acid Advanced Serum to compliment the laser treatments. The serum is made of 99% all-natural ingredients formulated for all skin-types and is a best-in-class moisturizer. Initial sales of serum are favorable and may lead to a recurring line of topicals with recurring revenue.



NIRA USES
P3 TECHNOLOGY
TO HEAT UP YOUR
SKIN'S DERMIS LAYER
CELLS AND
REJUVENATE
AND **RENEW** THE SKIN

USE OUR HYALURONIC
ACID ADVANCED SERUM
ALONG WITH THE
LASER FOR EVEN
FASTER RESULTS

THE BUSINESS MODEL

High profits, low costs, and great quality!

It costs us about $39 to make one laser and about $3 to make the serum. We sell the product through distribution for between $100 to $199, depending on the channel and volumes. We also sell directly through digital marketing, social media and our website for our full retail price of $399. In all channels, we have excellent margins, as we have a highly profitable business model.



$3 PER SERUM TO PRODUCE

$39 PER LASER TO PRODUCE

$100- $199 PER PRODUCT VIA DISTRIBUITION

HUGE PROFIT MARGINS

$399 PER PRODUCT AT FULL RETAIL PRICE

HOW WE ARE DIFFERENT

Affordable and dramatic results without all the hassle

In our experience, other companies offering home laser systems have been introduced to the market, but none have made a mass-market impact because they were overpriced ($500+) and have had adverse side-effects including pain and redness. We've seen many of these companies since withdraw their products or go bankrupt. Competitive low-end technologies like LED systems are not FDA cleared and proven to give actual results, and they have not caught on either.



- ✓ NO MORE WRINKLES
- ✓ NO MORE ACNE
- ✓ NO PAIN
- ✓ AFFORDABLE
- ✓ EASY TO USE
- ✓ CAUSES NO REDNESS

At Dermal Photonics, we offer real and dramatic results using best-in-class technology (lasers) while avoiding all the traditional issues with lasers - high cost, pain, redness (erythema), and difficulty of use.







THE VISION

Dermal Photonics goal is to become the go-to anti-aging and skin-improvement company on the market

Within 5 years, we believe Dermal Photonics will be the leading skincare company with successful products in anti-aging and acne. Once we establish Dermal Photonics as a leader in the space, we plan to launch a 3rd product line for other major multi-billion-dollar skin ailments. Our goal as a company is to be the go-to device for skincare concerns.

> "IN 5 YEARS WE HOPE TO HAVE ***REVOLUTIONIZED*** THE SKIN-CARE MARKET"

OUR TEAM

Experts in the industry

Founder, David Bean, has worked in the laser market for over 20 years and in the dermatology laser market for over 15 years. Mr. Bean developed the core semiconductor laser chip for his first company, SemiNex Corp, which he continues to manage. SemiNex is now the market leader for semiconductor lasers, used by the medical profession, military, telecommunications testing, and surgical markets.

David Beans' knowledge of the medical market enabled him to develop not only

David Bean's knowledge of the medical market enabled him to develop not only the best laser diodes, but also the P3 laser treatment technology which includes all the benefits of laser technology without the harsh side effects. His prior experience with overseeing high-volume factory production at low costs will also help Dermal Photonics as the company grows and expands the products it offers.



DAVID BEAN
FOUNDER

WHY INVEST

The best product on the market, plus an expert marketing team!

Our product works. And not only that, but it does so safely and at a price that almost anyone can afford. The aging and skincare market is woefully underserved and there is a high demand for better products. We believe that our low cost position, as well as our expert team of marketing and engineering professionals, provide us with an incredible opportunity for rapid growth and excellent margins. Click below for the ABC News report on the company for more details.





October 2012

The Company is Founded

Dermal Photonics, the creator of NIRA Skin, is founded to bring professional skincare to the home market by using the latest science to create proven and effective products.



July 2017

FDA Cleared & Clinically Proven

The NIRA Skincare Laser is FDA-Cleared and clinically proven to reduce fine lines and wrinkles.

March 2019

Optimized for Production

NIRA Skincare Laser design improvements are qualified, documented, and implemented to make a high-quality, reliable device that can be manufactured cost-effectively in the USA.



April 2019

Soft Launch of NIRA Skin

The NIRA Skin website is created and the product is soft launched with 80+ affiliates, distributors, physical retailers, trade shows, PR, and pop-up events.

September 2019

Launched to Mass Market with ABC

NIRA is featured on ABC WCVB and successfully launches to the mass market of with over six figures of sales in a single month!



December 2019

Launched on StartEngine

Now YOU can own a part of our company!



December 2019

Featured on Ideal World (UK Home Shopping Network)

Our first Ideal World show successfully sold out of their allotment of NIRA Skincare Lasers! More devices shipped.

January 2020 (ANTICIPATED)

Launch of TV & Radio Campaigns

A/B testing content and messaging through TV and radio ads to various segments and demographics.

February 2020 (ANTICIPATED)

Launch with QVC (US Home Shopping Network)

With QVC, NIRA is anticipating similar if not better results to the feature of the NIRA Skincare Laser on Ideal World.











…mber 2020 (ANTICIPATED)

Launch of NIRA Full Face & Acne Skincare Laser

Anticipating the launch of a new NIRA Skincare Laser that can be used to treat both wrinkles and acne.

In the Press







WCVB · Coffee with America · ideal World

SHOW MORE

Meet Our Team



David Bean

President, CEO and Director
BSME, MBA

Helped build Corning's EDFA Laser business to 50% share

Founded SemiNex Corp. & invented superior laser diodes for skin applications.

*Invented ultra-low-cost handheld laser underlying
Dermal Photonics offering*

David currently serves as CEO of both SemiNex Corp and Dermal Photonics Corporation (dba NIRA Skin). He splits time between these roles, serving approximately 25 hours per week in his role as CEO of NIRA Skin.



Petter Etholm



Dan Pulver



Dr. Curtis Ersing

Director (Independent)
BA, MBA COO of Nutri System – grew to > $1B 25 years of retail management experience Entrepreneur Magazine called one of the 10 fastest growing franchise systems

Director & Investor
BS, MS 25 years in lasers and optics MIT Lincoln Labs, Draper Labs, Corning Lasertron

Director & Investor
M.D. 25 years experience in family practice Various hospital committees including: Quality Assurance, Preventative Health Task Force, Medical Management Council and Finance Committee 7 years as board member for New England Community Medical Group.

Offering Summary

Company : Dermal Photonics Corporation

Corporate Address : 100 Corporate Place, Ste 303, Peabody, MA 01960

Offering Minimum : $9,998.98

Offering Maximum : $106,999.58

Minimum Investment Amount (per investor) : $246.56

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 9,433

Maximum Number of Shares Offered : 100,943

Price per Share : $1.06

Pre-Money Valuation : $15,980,035.30

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Time-Based Perks*:

Super Early Bird:

Invest $500+ within 48 hours and receive $500 worth of product. Includes a NIRA laser + 2 Hyaluronic Acid Advanced Serums (4 months of serum)

This bonus supercedes perks/bonuses associated with investments under $10,000

Early Bird:

Invest $500+ within the first 7 days and receive $450 worth of product. Includes a NIRA laser + 1 Hyaluronic Acid Advanced Serum (2 months of serum)

This bonus supercedes perks/bonuses associated with investments under $10,000

Amount Based Perks*:

For the amounts invested below, you will recieve the associated bonus.

Invest $500+

Receive a 35% discount coupon for NIRA Skincare Laser & Serum bundle ($157 retail value)

Invest $1,000+

Receive a 50% discount coupon for NIRA Skincare Laser & Serum bundle ($225 retail value)

Invest $2,500+

Recieve a free NIRA Skincare Laser & Serum bundle ($450 retail value)

Invest $10,000+

Recieve a NIRA Skincare Laser autographed by inventor and company founder

All perks occur after the offering is completed.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1 - ABE News WCVB Affiliate Video:

Speaker 1: It seems there is no shortage of ideas for people looking to discover the fountain of youth. Last year, globally, we spent $42 billion trying to slow time or turn back the clock.

David Bean: They want to look young and feel young.

Speaker 1: As we age, we get these little creases and wrinkles around our eyes, but this little device known as the NIRA may actually help us age more gracefully.

David Bean: It's based on the same technology used at your dermatologists, but we've basically packaged it and brought it to the home market.

Speaker 1: David Bean is president of Dermal Photonics, which makes the NIRA Skincare Laser

David Bean: And the laser allows them to rejuvenate their skin at home, very cost effectively. And our technology is unique because we can do it without the pain and the redness.

Speaker 1: Bean has been working on lasers for decades, designing everything from military applications to professional medical supplies, but he always wanted to create something so cutting edge, it could help people right at home. So how do I do this?

David Bean: You simply put it up to your skin, press against your skin, and then push your thumb.

Speaker 1: Oh, there's a little warmth right there.

David Bean: Exactly. You should feel warmth but no pain and you know it's working.

Speaker 1: The laser shoots through your epidermis and is absorbed in the lower dermal layer where it heats up, and this little bit of heat triggers a reaction in your skin to help it rebuild.

David Bean: So it makes the cells stronger, it also stimulates new collagen growth and more volume underneath your skin. So with new collagen, more volume, it plumps up and fills in the wrinkles.

Speaker 1: Bean says the treatment only takes about a minute each day. Safety sensors are built in to ensure you use it correctly. This startup and their laser is already cleared by the FDA for home use. The entire production is manufactured, assembled and tested right here in their PB lab.

David Bean: It's simpler and actually more cost effective with how we've done it, to do it here locally.

Speaker 1: The product is so personal, the designers actually signed a computer chip inside.

Speaker 3: It looks good!

Speaker 1: Yeah. So go ahead and just put that right next to your eye, put it right next to your eye.

Speaker 3: Be careful!

Speaker 1: If you don't do it right, it'll beep at you until you will.

Speaker 4: Like this? Oh, there, right there.

Speaker 1: Yeah, there you go and push it and you feel a little warmth there?

Speaker 4: A little zap of heat.

Speaker 1: Yeah, a little heat and you just keep doing that. And you do it about a minute a day and now it takes a while.

Speaker 3: Be careful.

Speaker 1: No, he's fine, he's fine. It's perfectly safe.

Speaker 4: Mark, how much is this thing?

Speaker 1: 399 bucks. So it's 399, but remember, you do it every day and it's going to take you a couple of months.

Speaker 3: Do it on the other side now so you can be even.

Speaker 4: Keep talking so ... Wait a minute, I'm trying-

Speaker 1: He's just trying to get a treatment here. But they've just put this on the market, really just in the last few weeks and I think it's really going to be doing something pretty interesting.

Speaker 3: Oh, I thought you were putting it in your nose.

Speaker 4: No, I'm not. Say that again, the maker say it'll take about how long for ... You got to do it every day?

Speaker 1: Yeah, you do it every day and it's going to take you probably about two months before you really start to feel it filling in.

Speaker 4: I can feel the heat.

Speaker 1: You can feel it there? Yeah, yeah.

Speaker 3: I need it.

Speaker 4: There we go.

Speaker 1: We can't get it away from him.

Speaker 4: Very good.

Speaker 3: Can you do that right here?

Speaker 4: No, I do it ...

Speaker 3: Yeah.

Video #2 - Coffee With America:

Speaker 1: Do you look in the mirror each morning and wish you could do something about those fine lines and wrinkles? I know I do, but nobody wants to spend the time and money of going to a doctor's office for expensive treatments, right? That's why the NIRA at home skin laser is a game changer. It's the same laser technology used by dermatologists, but at a fraction of the price, and you can use it right in your own bathroom.

Speaker 1: Now, here's how it works. The cutting edge semiconductor technology boosts the body's own natural ability to produce collagen, which is the key to beautiful skin. In just two minutes a day, the NIRA Skincare Laser is clinically proven to reduce wrinkles without any pain, redness, or downtime. That's visible results in less time than it takes to brew a cup of coffee. How about that? Plus 99% of the people who try the NIRA Skincare Laser said it was easy to use. Best of all, no toxins, chemicals, or invasive treatments, and less than the price of other at home lasers. They also give you a risk-free money back guarantee. Love that. If you're noticing those crow's feet around the eyes and you want proven anti-aging results, why not use a product that's safe, affordable, and easy to use? The NIRA Skincare Laser.

Video #3 - NEW NIRA Video Script that will be added later.

In 2003, I started my first company, Seminex, which creates the core semiconductor laser diode technology that is used by medical professionals, including dermatologists, around the world.

I grew the company to be the largest supplier of anti-aging laser diodes into the professional dermatology market. My SemiNex lasers were also found to be best-in-class for surgical application, LIDAR systems for emerging driverless cars, military range-finding and targeting applications, and even space applications for critical navigation and docking routines. However, the laser systems were still large, expensive and limited to doctors offices and high-end spas for medical applications. I saw how semiconductors enable computers to transform from large professional systems that take up a small room, to small that virtually everyone now holds in their hands as smartphones, and I wanted the same for laser technology to enable really cool applications. I believe that everyone should have access to professional-grade skin care at home, at an affordable price, and without any adverse side-effects. I wanted to apply the latest laser technologies directly to the home market.

So, in 2012, I established NIRA Skin and built a team to design and develop the first product Skincare Laser for the home market that was simple, inexpensive, free of side-effects and achieve all the great results of professional systems.

In 2017, after years of development and clinical trials, the NIRA Skincare Laser received FDA-Clearance and was clinically proven to reduce fine lines and wrinkles for visible results - all in the comfort of your own home!

In March of 2019, we started volume production after making design improvements that optimized the NIRA Skincare Laser to be manufactured cost-effectively and at scale in the US.

A month later, we developed the NIRA Skin website and successfully soft-launched our product with over 85 affiliates, distributors in Europe and Asia, physical retailers, trade shows, and local pop-up events.

The NIRA Skincare Laser launched to the mass market in September of 2019 when we were featured on ABC's WCVB. At this point, we have 10 patents and more pending, generated over six figures of sales in a single month, and shipped to thousands of happy customers all over the globe.

NIRA recently began selling on Ideal World - a UK home shopping network. Our first Ideal World show successfully sold out of their allotment of NIRA Skincare Lasers and new inventory was rushed in to cover the balance of the shows for the week!

We plan to scale even more exponentially in 2020. We will be airing on QVC, the biggest home shopping network in the US, and anticipate similar if not better results as our launch on Ideal World. We plan to launch TV and radio ads, scale our marketing and business development efforts, find new channels for distribution, and scale our production.

Using the same advanced laser technology as dermatologists, the NIRA Skincare Laser naturally renews skin and reverses the impact of aging by transmitting a non-fractional and non-linear laser fluence to gently heat the dermis above the point of heat-shock protein formation and just below the pain threshold.

This stimulates natural collagen production to plump skin and smooth wrinkles without any pain, redness, or damage - revealing firmer, youthful-looking skin. By treating your skin 2 minutes a day, significant wrinkle reduction will be achieved in 2-3 months.

Aging, and the signs that come with it, are inevitable. As we age, our bodies naturally stop producing collagen - causing the skin to wrinkle and sag. In addition, there are many other common skin conditions that people all over the world suffer from like Acne, Psoriasis, Age Spots, Eczema and more. Solutions to these problems are either absent or very expensive and often have significant adverse side-effects. NIRA Skin aims to use laser technology to address these problems.

Treating wrinkles with Botox or plastic surgery can not only be very expensive, but often leave the patient with unnatural and undesired results. At NIRA Skin, we solve these problems by providing laser treatments that naturally address the signs of aging to renew your skin. For acne, many people do not respond to over-the-counter medications and prescription drugs can insure severe side effects. NIRA plans to solve this problem with a laser that targets the acne bacteria without sides effects or harm to the user.

So join us. Own a stake in NIRA Skin as we revolutionize the at-home skincare market. At the end of the day, the NIRA Skincare Laser isn't just cool technology, it's a product that makes a positive impact on peoples' confidence and well-being.

Listen to what actual NIRA Skin users are saying about us... [cut to video on actual users]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DERMAL PHOTONICS CORPORATION", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF NOVEMBER, A.D. 2014, AT 11:46 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5229563 8100

141423783

AUTHENTICATION: 1883290

DATE: 11-19-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:09 PM 11/18/2014
FILED 11:46 AM 11/18/2014
SRV 141423783 - 5229563 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DERMAL PHOTONICS CORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Dermal Photonics Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **Dermal Photonics Corporation** and that this corporation was originally incorporated pursuant to the General Corporation Law on October 18, 2012 under the name Dermal Photonics Corporation.

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Dermal Photonics Corporation.

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of

shares that this corporation is authorized to issue is Fifteen Million Eight Hundred Forty-Six Thousand Six Hundred Seventy (15,846,670). The total number of shares of common stock authorized to be issued is Twelve Million Four Hundred Sixty Thousand Eight Hundred Thirty-Five (12,460,835), par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is Three Million Three Hundred Eighty-Five Thousand Eight Hundred Thirty-Five (3,385,835), par value $0.0001 per share (the "Preferred Stock"), of which One Million Six Hundred Nine Thousand Forty-Four (1,609,044) shares are designated as "Series A Preferred Stock" and One Million Seven Hundred Seventy-Six Thousand Seven Hundred Ninety-One (1,776,791) are designated "Series B Preferred Stock".

       B.   <u>Rights, Preferences and Restrictions of Preferred Stock</u>. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

       1.   <u>Dividend Provisions</u>. All dividends, to the extent declared, (excluding any distributions to be made in accordance with Section 2) shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective applicable Conversion Rate (as defined below).

       2.   <u>Liquidation Preference</u>. In the event of any Liquidation Event (as defined below), either voluntary or involuntary:

       (a)   First, the holders of Series B Preferred Stock and the holders of Series A Preferred Stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders (the "Proceeds"), on a pari passu basis, prior and in preference to any distribution of the Proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Series B Preferred Stock and the holders of Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Series B Preferred Stock and the holders of the Series A Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a).

For purposes of this Amended and Restated Certificate of Incorporation, "Original Issue Price" shall mean $0.323 per share for each share of the Series A Preferred Stock and $0.56 per share for each share of Series B Preferred Stock (each, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

       (b)   Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c)   Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d)   (i)   For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity) or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Series B Preferred Stock in a financing transaction shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii)   In any Liquidation Event, if Proceeds received by this corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1)   If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined by the Board of Directors.

(C)   The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, with the appropriate approval of the definitive agreements governing such Liquidation Event by the stockholders under the General Corporation Law and Section 6 of this Article IV(B), be superseded by the determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii)   In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A)   cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B)   cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv)   This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of such Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

3. _Redemption_. The Preferred Stock is not redeemable at the option of the holder thereof.

4. _Conversion_. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) _Right to Convert_. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) _Automatic Conversion_. Each share of any series of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, the public offering price of which was not less than $2.24 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) and $25,000,000 in the aggregate (a "Qualified Public Offering") or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of such series of Preferred Stock (voting together as a single series and on an as-converted basis).

(c) _Mechanics of Conversion_. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date set forth for conversion in the written notice of the election to convert irrespective of the surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) <u>Conversion Price Adjustments of Preferred Stock for Certain Splits and Combinations</u>. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) In the event this corporation should at any time or from time to time after the date upon which this Amended and Restated Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date") fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents.

(ii) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) <u>Other Distributions</u>. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(i), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f)   Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g)   No Fractional Shares and Certificate as to Adjustments.

(i)   No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and this corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii)   Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h)   Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i)   Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation.

        5.   <u>Voting Rights</u>.

        (a)   <u>General Voting Rights</u>. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

        (b)   <u>Voting for the Election of Directors</u>. As long as at least 100,000 shares of Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, the holders of such shares of Preferred Stock (voting together as a single class, and not as separate series, and on an as-converted basis) shall be entitled to elect one (1) director of this corporation (the "Preferred Director") at any election of directors. The holders of outstanding Common Stock shall be entitled to elect three (3) directors of this corporation at any election of directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of this corporation. The corporation shall not have more than five (5) total directors.

        Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of one or more classes or series of stock, the holders of shares of such classes or series may override the Board's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

6.   Protective Provisions.

(a)   Series A Protective Provisions. So long as at least 100,000 shares of Series A Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the Certificate of Incorporation) first obtaining the approval (by vote or written consent, as provided by law), of the holders of a majority of the then outstanding shares of Series A Preferred Stock:

(i)   consummate a Liquidation Event or effect any other merger or consolidation;

(ii)   amend, alter or repeal any provision of this corporation's Certificate of Incorporation or Bylaws so as to adversely alter, effect or change the powers, preferences or special rights of the shares of Series A Preferred Stock;

(iii)   increase the number of authorized shares of stock;

(iv)   redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(v)   change the authorized number of directors of this corporation other than an increase pursuant to Section 2.1 of the Company's Amended and Restated Voting Agreement;

(vi)   pay or declare any dividend on any shares of capital stock of this corporation other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock; or

(vii)   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by this corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of this corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

(b)   Series B Protective Provisions. So long as at least 100,000 shares of Series B Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) remain outstanding, this corporation shall not (by amendment, merger, consolidation or otherwise) without (in addition to any other vote required by law or the Certificate of Incorporation) first obtaining the approval (by vote or written consent, as provided by law), of the holders of a majority of the then outstanding shares of Series B Preferred Stock:

(i)   consummate a Liquidation Event or effect any other merger or consolidation;

(ii)   amend, alter or repeal any provision of this corporation's Certificate of Incorporation or Bylaws so as to adversely alter, effect or change the powers, preferences or special rights of the shares of Series B Preferred Stock;

(iii)   increase the number of authorized shares of stock;

(iv)   redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for this corporation or any subsidiary pursuant to agreements under which this corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or pursuant to a right of first refusal;

(v)   change the authorized number of directors of this corporation other than an increase pursuant to Section 2.1 of the Company's Amended and Restated Voting Agreement;

(vi)   pay or declare any dividend on any shares of capital stock of this corporation other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock;

(vii)   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by this corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of this corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

(viii)   create, or authorize the creation of, or issue, or authorize the issuance of any debt security in excess of $100,000, other than trade credit incurred in the corporation's ordinary course of business, bank lines, and equipment leases, unless such debt security has received the prior approval of the Board of Directors (including the affirmative consent of the Preferred Director).

7.   Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Amended and Restated Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

8.   Notices. Any notice required by the provisions of this Article IV(B) to be given to the holders of shares of Preferred Stock shall be deemed given (i) if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (ii) if such notice is provided by electronic transmission in a manner permitted by Section 232 of the General Corporation Law, or (iii) if such notice is provided in another manner then permitted by the General Corporation Law.

C.   Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2.   Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3.   Redemption. The Common Stock is not redeemable at the option of the holder.

4.   Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law ; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

Except as otherwise provided in this Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

Subject to Article IV.B.5(b) and 6(d), the number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Subject to Article IV.B.5(b) and 6, elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such amendment, repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute consistent with this Amended and Restated Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, employee, agent or other person existing at the time of, or increase the liability of any such person with respect to any acts or omissions of such person occurring prior to, such amendment, repeal or modification.

ARTICLE XII

This corporation renounces any interest or expectancy of this corporation in, or in being offered an opportunity to participate in, an Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this corporation who is not an employee of this corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of this corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this corporation.

* * *

THIRD: The foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 18th day of November, 2014.

/s/ David Bean
_____
David Bean, President

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "DERMAL PHOTONICS CORPORATION", FILED IN THIS OFFICE ON THE TWELFTH DAY OF NOVEMBER, A.D. 2019, AT 10:31 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5229563 8100

SR# 20198022048

Authentication: 203996439

Date: 11-13-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:31 AM 11/12/2019
FILED 10:31 AM 11/12/2019
SR 20198022048 - File Number 5229563

CERTIFICATE OF AMENDMENT
TO THE
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DERMAL PHOTONICS CORPORATION

Dermal Photonics Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is **Dermal Photonics Corporation** and that this corporation was originally incorporated pursuant to the General Corporation Law on October 18, 2012 under the name Dermal Photonics Corporation.

SECOND: That the Board of Directors of this corporation duly adopted resolutions setting forth a proposed amendment to the Third Amended and Restated Certificate of Incorporation of this corporation (as amended, the "Restated Certificate"), declaring said amendment to be advisable and in the best interests of this corporation and its stockholders and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Paragraph A of Article IV of the Restated Certificate be deleted and replaced in full with the following:

> "A. AUTHORIZATION OF STOCK. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is Twenty-Three Million Nine Hundred Forty-Four Thousand Sixty-Four (23,944,064). The total number of shares of common stock authorized to be issued is Eighteen Million (18,000,000), par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is Five Million Nine Hundred Forty-Four Thousand Sixty-Four (5,944,064), par value $0.0001 per share (the "Preferred Stock"), of which One Million Six Hundred Nine Thousand Forty-Four (1,609,044) shares are designated as "Series A Preferred Stock" and Four Million Three Hundred Thirty-Five Thousand Twenty (4,335,020) are designated "Series B Preferred Stock"."

THIRD: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

[*remainder of page intentionally left blank*]

GDSVF&H\3863406.2

IN WITNESS WHEREOF, Dermal Photonics Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of this corporation on this 11th day of November, 2019.

By: /s/ David Bean
David Bean, President